Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities

Exchange Act of 1934

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

•	The following is a transcript of the investor call held on September 6, 2018.

DELL TECHNOLOGIES INC.

Moderator:        Robert Williams

September 6, 2018

7:00 a.m. Central

Robert Williams	Thanks Regina.

Good morning and thanks for joining us. With me today is our CFO, Tom Sweet, our vice-chairman, Products and Operations, Jeff Clarke, and our Treasurer, Tyler Johnson.

We’ve posted our second quarter press release and our webdeck on our website. I encourage you to review these documents for additional perspective. Our Q2 10-Q will be filed on Tuesday, September 11th.

As many of you know, on July 2nd, we announced that we had completed our strategic review and reached an agreement with the Dell Technologies Special Committee of Independent Directors to exchange, subject to Class V common stockholder approval, the outstanding Class V common stock of Dell Technologies for Class C common stock of Dell Technologies or, at the holder’s election, cash. We filed our preliminary form S-4 with the SEC on August 6th and an amended S-4 yesterday. We plan to file a definitive S-4 in the coming weeks, at which time, we will set a date for the special meeting.

We will be hosting an analyst meeting in New York on September 18th, and will hold a series of roadshow meetings in the weeks following to meet with investors in one-on-one and group settings across multiple cities.

Today’s call is intended to discuss the results for our second fiscal quarter, and as such we will not address, nor will we take questions related to the Class V transaction. It’s important that we allow the process to play out over the coming weeks, and we look forward to further engagement with DVMT stockholders on this topic.

Before I turn it over to Tom, I’d like to remind you of a few highlights.

During this call, we will reference non-GAAP financial measures, including non-GAAP revenue, gross margin, operating expenses, operating income, net income, EBITDA and adjusted EBITDA. A reconciliation of these measures to their most directly comparable GAAP measures can be found in our webdeck and our press release.

Our Q2 non-GAAP operating income excludes $2.1 billion of adjustments. The majority of these are non-cash and relate to purchase accounting and amortization of intangible assets. Please refer to the supplemental slides beginning on slide 21 for details on our non-GAAP adjustments.

Please also note that all growth percentages refer to year-over-year change, unless otherwise specified.

Finally, I’d like to remind you that all statements made during this call that relate to future results and events are forward-looking statements, based on current expectations. Actual results and events could differ materially from those projected due to a number of risks and uncertainties, which are discussed in our cautionary statement section in our webdeck. We assume no obligation to update our forward-looking statements.

Now, I’ll turn it over to Tom.

Tom Sweet	Thanks, Rob.

We are at the beginning of a technology-led investment cycle driven by digital transformation. IDC projects worldwide information and communications technology spending will grow at roughly two times GDP over the next four years. We have created Dell Technologies to meet this opportunity head on.

We operate our complementary family of businesses in close coordination to enable our platform to seamlessly deliver differentiated IT solutions, which is driving revenue synergies and growth, that are increasingly reflected in our company performance.

The results for the second quarter exemplify this point. We delivered another strong quarter of top-line velocity and we hit a number of company records across the business with double-digit revenue growth for all three of our reportable segments. We generated strong operating cash flow and made progress paying down core debt. The momentum in server, client and VMware that started building last year has extended into Fiscal ‘19 and we’re seeing positive progress in storage.

GAAP revenue for the quarter was $22.9 billion, up 18 percent, with a GAAP operating loss of approximately $13 million.

Non-GAAP revenue was $23.1 billion, up 16 percent, driven primarily by double-digit growth in servers, storage, commercial and consumer client, and VMware.

Gross margin was up 13 percent to $7.1 billion, and was 30.6 percent of revenue, which was down 90 basis points as we saw foreign currency impacts, primarily in emerging markets, and mix dynamics within ISG as server growth continued above 25 percent for the fourth consecutive quarter.

Operating expense was $5 billion, up 13 percent, and was 21.4 percent of revenue, which was down 70 basis points as op-ex grew at a slower rate than revenue.

Operating income was up 13 percent to $2.1 billion, or 9.1 percent of revenue, down 30 basis points.

Adjusted EBITDA for the quarter was up 13 percent to $2.5 billion or 10.6 percent of revenue. On a trailing twelve-month basis, adjusted EBITDA was $10 billion.

Turning to the business segments, revenue for the Infrastructure Solutions Group was a record $9.2 billion, up 24 percent. The increase was driven by 13 percent growth in storage to $4.2 billion and a 34 percent growth in servers and networking to $5.1 billion.

We are encouraged by the positive signs we’ve seen in storage as it delivered its second consecutive quarter of double-digit revenue growth and we performed well relative to the rest of the industry. Jeff will discuss this in more detail later in this dialogue.

We continue to see strong demand for PowerEdge servers, coupled with ongoing expansion of our average selling prices, as customers look for higher compute requirements and more richly configured servers associated with software-defined data center solutions and mission-critical activities and workloads, such as data analytics, artificial intelligence and machine learning.

Operating income for ISG was $1 billion, or 11 percent of revenue, which is a 230-basis point increase over the prior year, primarily due to improved storage performance and operating expense leverage.

Revenue for our Client Solutions Group was up 13 percent to $11.1 billion, with double-digit growth across both Commercial and Consumer. Strong revenue growth in commercial notebooks and workstations helped drive Commercial revenue up 13 percent to a record $8.1 billion. Consumer revenue was $3 billion, up 14 percent, as we saw double-digit revenue growth across all of our consumer notebooks and desktops.

CSG Operating Income was $425 million, down 20 percent, and was 3.8 percent of revenue. This was lower than our expectations as the team worked through some intra-quarter foreign currency impacts, principally in the emerging market economies.

As a reminder, in Q2 last year, CSG operating income benefited from a vendor settlement of approximately $70 million, which improved the operating margin rate by 70 basis points. Normalized for that item, operating income was down approximately 8 percent.

We are pleased with the business trajectory and relative performance. Our long-term operating margin targets have not changed and we will continue to execute on our profitable growth strategy.

The VMware segment had another strong quarter, delivering $2.2 billion of revenue, which was up 11 percent. Operating income was $736 million, or 33.5 percent of revenue.

Based on VMware’s standalone results reported August 23rd, the company saw broad-based strength across its product portfolio with double-digit license bookings growth year-over-year in compute, management, end-user computing, NSX, and vSAN/vXRail. Their software-defined data center strategy and cloud, mobility, networking and security solutions form a powerful digital foundation for delivering the apps that drive business innovation and business success.

We continue to see strong cross-sell opportunities as we leverage both the Dell Technologies and VMware sales forces. VMware expects to realize an estimated $700 million of incremental annual bookings in Fiscal ‘19 working with Dell Technologies.

Revenue from our Other Businesses, which includes Pivotal, Secureworks, RSA Security, Virtustream, and Boomi was $574 million, up 6 percent.

Now, turning to cash flow, the balance sheet and capital allocation, we generated cash flow from operations of $2.6 billion, driven primarily by business momentum and working capital discipline. On a trailing twelve-month basis, cash flow from operations was $8.5 billion.

Excluding the impact of financing receivables, our cash flow from operations would have been $3.1 billion and $10.3 billion for Q2 and the trailing twelve months, respectively.

As a reminder, we initially fund DFS financing receivables with cash on hand, so the growth in DFS impacts our cash flow from operations. This impact is offset in cash flow from financing when we subsequently fund it through third-party financing.

Our cash and investments balance was approximately $21.5 billion.

Deferred revenue was $21.7 billion, up approximately $3.2 billion year-over-year and growing slightly faster than top-line revenue. Deferred revenue growth benefited from increased software and hardware maintenance and continued interest in our flexible consumption models. We believe this growth is a positive indication that our strategy is working as we offer more software and service solutions across the family of businesses.

During Q2, we repaid $2.5 billion of a legacy EMC investment grade note, as mentioned on the June earnings call, plus another $100 million of amortization, bringing our core debt balance to $37.1 billion. Net core debt, which is core debt less cash and investments excluding VMware and Pivotal, ended the quarter at $29.9 billion.

Total debt was $50.3 billion, down approximately $2.4 billion compared to the prior quarter, due to our repayment of the EMC note, partially offset by an increase of approximately $200 million in DFS debt.

In addition, earlier this week, we prepaid $600 million of our Term Loan A-3 that matures in December of this year. We intend on repaying the remaining $600 million of the Term Loan A-3 at maturity using cash from the balance sheet.

We are executing on our strategy of paying down core debt, and I am pleased with the steady progress. Since closing the EMC transaction, we’ve paid down approximately $13.7 billion of gross debt, excluding DFS-related and subsidiary debt, while continuing to make appropriate and timely business investments.

Dell Financial Services had a very strong quarter with record originations of $1.9 billion, which was up 18 percent. We fund this business predominately through a combination of securitization, syndication, and loans, all collateralized by high-quality financing receivables. We finished Q2 with financing receivables of $8.2 billion, which was up $1.5 billion, or 22 percent compared to Q2 of last year.

We remain confident around our capital structure. We are comfortable with our cash balances and strong cash flow generation. With our net core debt balance now below $30 billion, we will continue to focus on paying down debt to return to investment grade.

Now, let me turn it over to Jeff to walk you through the operational highlights for ISG and CSG.

Jeff Clarke	Thanks Tom, and good morning, everyone.

We had a strong second quarter and first half of FY19. We saw sustained top-line momentum across ISG and CSG where we delivered double-digit revenue growth in each of these segments. From the edge to the core to the cloud, digital transformation is now at the forefront of our customer’s IT agenda. IDC states that 67 percent of Global 2000 enterprises now have digital transformation at the center of their corporate strategy, and Dell Technologies is helping our customers navigate the journey and capturing synergy opportunities along the way.

A perfect example of this is with a major tech-forward consumer retailer. During Q2, we completed one of the largest VxRail hyperconverged infrastructure deals in our history, implementing a 1,200-store data center refresh. It was another great win across the teams for Dell and VMware.

We also won a deal with a U.S.-based supermarket chain to replace a competitor when building out a new data center using PowerMax. The company already had Tier 1 applications running VMware workloads, so a great example of the cross-sell opportunities we can drive.

These are both great proof points of the synergies we are realizing across the Dell Technologies portfolio and how we’re differentiated in what we can offer our customers.

We are pleased with the progress we’ve seen in ISG as Storage had its second consecutive quarter of double-digit revenue growth and Servers and Networking delivered its seventh quarter of year-over-year revenue growth to hit an all-time high of $5.1 billion. We were also pleased with the growth in operating income for ISG, which increased 56 percent to $1 billion in Q2.

Storage revenue was up 13 percent in the quarter. Demand was up in file-based arrays, high-end storage, and Data Protection offerings. Our focus remains on driving velocity in the mid-range as this is a key area of growth in the array segment. We are also seeing ongoing strong demand for our market-leading hyper-converged portfolio and other software-defined offers. Our VxRail and VxRack offerings saw triple-digit growth again this quarter on a demand basis, and VxRail now is above a $1 billion annualized run rate.

From an industry standpoint, IDC predicted external storage would grow 5.5 percent on a revenue-basis in calendar Q2. IDC’s Storage Tracker is scheduled to be released later this afternoon, and we expect we will outperform the market and gain share for the second consecutive quarter once the data is released.

Demand for servers remains strong. We became a worldwide leader for x86 servers based on units and revenue in calendar Q3 of last year, according to IDC. And based on the results released yesterday for calendar Q2, we again gained share and extended our lead for x86 servers worldwide as our growth outpaced the industry.

We are advancing our strategy in ISG. Specifically, innovation is accelerating as we simplify the portfolio and focus our investments across fewer solutions to better serve our customers, notably as they look to modernize their IT infrastructure to drive better business outcomes through data-driven Artificial Intelligence and Machine Learning technologies.

We spoke last quarter about major product launches at Dell Technologies World, including our powerful PowerMax storage solution and new PowerEdge servers built for AI and Machine Learning workloads. Our innovation engine is driving new solutions and feature enhancements across the portfolio.

We recently released updates to the Dell EMC Unity and SC Series, enabling customers powerful new features designed to extend their performance, capacity, functionality and longevity of their product investments as part of their IT transformation journey. For example, customers can now easily upgrade their Dell EMC Unity and SC Series All-Flash and Hybrid storage arrays to improve workload performance, storage capacity, data protection and availability.

The new Unity Operating Environment boosts file-based replication, data mobility and security capabilities for file and block workloads. And our Unity portfolio now includes CloudIQ, a native cloud-based application that uses predictive analytics and machine learning to proactively provide a comprehensive health score for each array, which helps customers identify, understand and address potential issues in their storage environment.

We also introduced the Integrated Data Protection Appliance, the DP4400, that brings enterprise-class backup, deduplication, replication and recovery, and built-in cloud readiness with disaster recovery and long-term data retention to the cloud. It’s simple, powerful data protection for midsized organizations, with incredible scale on-premise and in the cloud without additional hardware. Again, all aimed at enabling our customers to make their modern data center transformation a reality in the ways that work for their business today and tomorrow as their data needs grow.

And we launched PowerEdge MX, the first modular server designed for the emerging category of disaggregated data center infrastructure. The PowerEdge MX supports a combination of dense virtualization, software-defined storage, software-defined networking, Artificial Intelligence and big data projects, and its unique, no-mid-plane design enables it to support multiple generations of technology releases so customers can grow for years to come.

The benefits of this system include; flexibility to dynamically respond to the changing needs as it leverages a shared pool of compute, storage and networking assets; increases efficiency by creating policies and workflows, and automating them via software tools; It helps companies protect infrastructure and lifecycle investment for improved ROI and greater overall business impact.

Turning to CSG, we shipped a record number of units in our second quarter. We saw expansion of average selling prices overall, leading to another quarter of double-digit revenue growth. We continue to see strength in our commercial notebooks, desktops and workstations, along with Software & Peripherals, specifically displays and client peripherals.

As Tom mentioned, operating income for CSG was lower in the quarter as the team adjusted prices to mitigate foreign currency impacts in certain countries and regions, but were unable to offset all of the impacts, especially late in the quarter.

From an industry perspective, we outperformed the PC industry in calendar Q2 as we grew 9 percent compared to the industry at 2.3 percent. In total, we gained 110 basis points of PC unit share worldwide, marking the 22nd straight quarter of share gains. We gained share in notebooks, desktops worldwide, as well as in commercial and consumer, which allowed us to reach our highest share positions to date for a total worldwide share of 18.2 percent and for commercial where we hit 22.8 percent.

Worldwide workstation units for the industry continued to see strong growth in calendar Q2, with growth in all regions and form factors. We grew 13 percent and remain the industry-leading provider of workstations with 41 percent share.

As the leader in this category, we continue to invest in innovative solutions in this space. In Q2, we announced the world’s most powerful one-unit rack workstation and several new tower workstations designed to make it possible for companies of all sizes and budgets to access powerful, affordable, and compact industry-leading workstations.

As I’ve mentioned on the last couple of calls, Client Software & Peripherals continues to be an area of strength in our business. In Q2, we saw another quarter of double-digit growth in Displays and Client Peripherals. According to DisplaySearch, for calendar Q1 we gained 150 basis points of share to hit our 20th consecutive quarter of being the number one provider of flat panel displays worldwide.

Last week, we made several announcements in conjunction with VMworld that are great examples of how we leverage the innovation across Dell Technologies and are positioned to win from the edge to the core to the cloud. These new solutions and enhanced integrations provide our customers with a unified, seamless experience across PC and mobile devices, software-defined data centers, hyper-converged infrastructures and multi-cloud platforms. The early feedback we’ve heard from customers and partners has been overwhelmingly positive.

At the edge, we announced enhancements to the Dell Provisioning for VMware Workspace ONE service that enables automatic device setup and extends the efficiencies of cloud management to configuration and deployment. We have simplified PC lifecycle management with expanded PC-as-a-service offerings, and we’re improving the scalability and stability for Dell customers from the edge to core to cloud with new Dell Internet of Things Solutions for Surveillance.

To the core, we’re increasing workload capacity, performance, scalability and control with the new Dell EMC VxRail G560, which delivers greater density in a 2U form factor. We synchronized Dell EMC VxRail Appliance and VMware vSAN update releases, so customers get the latest technology features as quickly as possible to address the rapidly changing business needs. We extended vSAN Ready Nodes support on the new Dell EMC PowerEdge MX, which provides a highly flexible platform for vSAN Ready Nodes as HCI building blocks.

For the cloud, we announced 10 new product enhancements to our cloud portfolio, including the VxRack Software-Defined Data Center, pre-integrated and constructed to deliver the latest technology from VMware Cloud Foundation, to offer the ultimate infrastructure foundation for realizing a VMware multi-cloud.

And finally, we launched the new Dell EMC Cloud Marketplace bringing the power of the Dell Technologies family together in one place, offering customers a choice of cloud platforms, cloud-enabled infrastructure capabilities, cloud consulting and technology services, and cloud consumption models in a self-service portal.

In closing, we are very pleased with the performance across the business, notably as the strategic decisions we’ve made in ISG are driving improvement in the business. We have been clear that we still have work to do and we’re continuing to invest for the long-term growth of the business. We look forward to talking more about this at the analyst meeting in a couple of weeks.

With that, let me turn it back over to Tom.

Tom Sweet	Thanks Jeff.

Today we are well positioned as an integrated, end-to-end technology provider to better serve our customers. We have many things going well.

We are leaders in most of the key segments in which we compete, and we’ve had good cross-selling momentum and coordinated innovation across the family of businesses.

We are pleased with our relative performance versus our competitors, our growth is above the industry in most segments, and are encouraged by the first half performance in storage.

We’ve seen great velocity in client, servers, hyper-converged infrastructure and VMware, which has helped drive strong cash flow performance and allowed us to make progress on debt repayment.

We’ve seen improvement in the storage business and we’re pleased with the revenue growth we’ve seen in storage in the first half of this fiscal year. We still have work to do, but we are confident that the decisions and investments we’ve made are the right ones for the long term and we’re optimistic about our progress to date.

As we look to the second half of Fiscal ‘19, we want to sustain the growth trajectory even as we fine tune our business model. We will also continue executing on our strategic areas of focus, which include: growing above the market and driving share gains, generating strong cash flow and de-levering the balance sheet, executing in ISG and driving profitability by balancing growth and margins, and being a trusted partner for our customers by listening and addressing their needs with our full range of capabilities.

As most of you know, we have not provided guidance since the go-private transaction, and it is not our intention to provide guidance in the future. However, in conjunction with the July 2nd Class V transaction announcement, we thought it was important to provide a framework for performance expectations for this fiscal year.

For Fiscal ‘19, given the momentum we’ve seen year-to-date, we are adjusting the ranges provided on July 2nd. We now expect non-GAAP revenue between $90.5 billion and $92 billion for the full fiscal year. We now expect non-GAAP Operating Income to be between $8.4 billion and $8.8 billion and non-GAAP Net Income between $4.9 billion and $5.3 billion.

There are a couple of things that you need to keep in mind.

We started seeing signs of momentum beginning in the third quarter of last year, so we will face tougher year-over-year comparisons in the second half of Fiscal ‘19.

And we also continue to invest in the business in areas such as sales, R&D, and our Strategically Aligned Businesses, with these investments layering in during the second half of this fiscal year.

We are making these decisions with a disciplined approach and for the long-term growth of the company. We are committed to our approach of value creation over the mid-to-long term and are not running the company to optimize any particular quarter.

We are focused on driving improved operating leverage and we expect sales productivity will continue to ramp beyond Fiscal ‘19, given the investments made in our sales force this year.

We’re confident in how we’re managing the business and we’re focused on execution and driving returns on the investments that we’ve made across the segments.

With that, I’ll turn it back to Rob to begin Q&A.

Robert Williams	Thanks, Tom.

Let’s get to Q&A. We ask that each participant ask one question with one follow-up if you have one.

Regina, can you introduce the first question?

Operator	Our first question will come from the line of Thomas Egan with JP Morgan, please go ahead.

Thomas Egan	Great. Thanks for taking my question.

I know you guys have been, as you pointed out, you’re doing well across everything right now, and I don’t think it’s a big surprise that you’re taking share on the CSG side because you’ve been doing that for a while. But the share gains that you’ve been making on the ISG side are something that you hadn’t been doing in the past.

So, I guess when you talk to your sales force and when you talk to your customers, what exactly is it that they’re telling you are the reasons that they’re switching either from your competitors to you or that you’re getting a bigger piece of the pie than everybody else?

You threw out a whole bunch of stuff at us today, Jeff, products, you talked about flexible pricing, you talked about better service. I just wondered, what is the main driver outside of what the — the tech lift of all boats, what is driving the share gains that you’re seeing in storage and servers?

Jeff Clarke	Tom, this is Jeff. Thanks for the question.

Look, I don’t think there’s a one thing. Look, you have a spend environment that’s favorable today. You have IT spend that is strong and we continue to see that going forward. The market pundits have certainly suggested that it’s going to continue to grow twice GDP over the next handful of years. So, you have a favorable spend environment.

For us in that favorable spending environment, we have a unique value proposition. Our unique value proposition is from the edge to the core to the cloud that we are a one-stop-shop that we can provide a full set of solutions for our customers.

That’s particularly important as our customers are transforming their business. We talk a lot about this, the digital transformation. Companies are understanding the value of information, turning that information into better business outcomes, and we’re providing solutions that help customers navigate from where they’ve been to being able to work in this, if you will, new way of doing business.

And when you think about the combination of our edge devices to our core infrastructure devices and then the solution ability that we put around that, and the power of Dell Technologies and the entire portfolio, it’s a very different shaded set of capabilities that our customers can get from us.

And we’re seeing that across the board. The synergies, whether it be our leadership position in virtualization, primary storage data protection, CI, HCI, now the undisputed leader in servers for four consecutive quarters, the position that we’ve had on the PC side, again I think it’s about our offer to the differentiated solutions, our go to market ability to talk to and cover many customers. That package together I think is certainly leading to why we’re distancing ourselves collectively in the industry.

You know we’ve made a lot of changes in our storage, our primary storage business over the past year. The product line is certainly far more competitive today. The innovation engine is accelerating with a number of product announcements. We’re openly embracing the cloud. Tom and I have referenced, I think, in the four calls that I’ve been on the investments we’ve made in coverage and capacity. So, our go to market model continues to be very, very robust. And we’re investing. I think that combination.

Tom, anything you’d add to that?

Tom Sweet	No, Jeff, I think that’s right. Look, there’s work to do. Nobody is declaring victory here, by the way, but I think we’ve seen good progress. There’s obviously things that we’re focused on improving. But I would point back to since the EMC transaction we have done a series of investments, whether it’s in product capability, solution capability, the go to market coverage models that we’re building out. I think those are key differentiators as we are able to reach the customer base in a more precise and targeted way.

So, look, Tom, there’s more work to do here, but I think we’re generally pleased with the progress we’re making.

Thomas Egan	Okay. Thank you for that. And then for my follow up, I know you don’t want to talk about the transaction and all, but you left the door open a little bit when you said that you’re looking forward to engaging with DVMT shareholders. So, I wondered outside the analyst day that you’ve got coming up is there a formal process or are you just talking about normal course of business?

Robert Williams	Hey, Tom, this is Rob. We’ll have the analyst meeting on the 18th and then we will be on the road the following week, the week of the 24th and then the week of the first of October we’ll be in multiple cities meeting one-on-one and in group meetings with shareholders DVMT shareholders.

In addition to that, as we move towards a definitive proxy filing and past the definitive proxy filling I do expect that there will be ongoing conversations that will be in person and by the phone across the spectrum, the special committee and management team, talking and engaging with DVMT shareholders.

So, we do expect that we’ll have multiple opportunities over the course of the next call it six weeks or so or more and we do want to make sure that we let the process play out appropriately and give everyone an opportunity to be heard and for the company to also make its case for Dell Technologies and core Dell Technologies. And we’ll do that at the analyst meeting.

Thomas Egan	Okay, great. Thank you.

Operator	Our next question comes from the line of Shannon Cross with Cross Research. Please go ahead.

Shannon Cross	Thank you very much for the question. Jeff, I’m wondering now that you have a few months behind you in terms of some of the changes you made to the sales call plan and the sales structure, how it’s going, how much of some of the upside that we’re seeing this quarter do you think is being driven by some of the movement and sort of where you think you are within the plan. Are you on track or do you think you’d maybe expand it a bit? Then I have a follow up. Thank you.

Jeff Clarke	Sure and Tom will add to this I’m certain. I think if you evaluate two quarters in we’re pleased where we’ve seen the momentum on our storage business. As we’ve referenced before we made comp plans targeting the sales force to be more — to emphasize our higher margin product.

I’ve been pleased that it’s working that way. I think our performance this quarter is indicative of that. We expect later this afternoon for a very positive sign from a share gains in the external storage marketplace. Again, I think encouraged, pleased that it’s beginning to work, particularly given our exit rate last year. We’ll continue to tweak it, making sure that we get the right performance across all geographies and all segments in the business.

But I think if we reflect on the velocity that we built in the first half of the year, certainly given our previous performance, we’re in the ballpark of where we want to be. We’ve consistently said that we want to outperform the segment, as it’s reported this afternoon, or we’re pretty positive that will be two in a row. So, it’s working as planned, but more tweaking to do, I think.

Tom Sweet	Hey, Shannon, it’s Tom. I would echo that. I do think it’s reasonable progress. I think Jeff has done a nice job working with the ISG team around product line solution capability, feature functionality and he’s continuing to drive that pretty hard with the innovation that he’s pushing.

I do expect that we’ll continue to invest in the coverage model, as it relates to storage, though, and I think some of the conversations we’ve had I think we’ve been pretty transparent about that. We’ll continue to build out our investment, particularly in the go to market capability, so that we’re covering the customers in the coverage ratios that we want and that we’re with the appropriate sort of lineup of specialty sales capability, as well.

So, again, I’m reasonably happy with how it’s gone to date. There’s stuff that we’re clearly working on. But I think what you’re hearing us say now is that we’ll continue to fine tune it and work towards continuing to build acceleration.

Jeff Clarke	Yes, if I was to add, you look at — I was answering specifically around the sales comp side. If you step back and look at the progress we’ve made in the last year of simplifying the portfolio, improving the competitiveness of the product line, as Tom mentioned, crisping up our marketing campaigns, which you’ll see in full flare the second half of this year. They’ve already begun. Announcing new products, we’ll announce a new one next week. There has been a tremendous amount of improvement in the capability of our performance over the last year.

I’m pretty excited about our ability to compete in the external storage marketplace. You couple that with the leadership position we have in servers, HCI and CI, it bodes well. If I link it back to the first question from Tom, this notion of digital transformation and customers wanting to buy a total solution from one partner, we’re in a very good position to take advantage of the spending trends going forward.

Shannon Cross	Great, thank you. That was helpful. And then on the client side, you’ve had several quarters of strong performance. Can you just give us an idea of where you think we are in terms of the Windows 10 upgrade cycle or share gains I think are expectations that will continue for a while? But just beyond that, what are some of the trends you’re seeing in the PC market and how sustainable is it, the growth rates that we’ve seen. Thank you.

Jeff Clarke	I think first and foremost it is a market that consolidates. It will continue to consolidate. And we’ve been a consolidator. The top three manufacturers of memory, if it serves me right, is roughly 64 percent share of the industry. We’ve been a huge benefactor of that over the past five-plus years. Culminating into what are some pretty impressive numbers for us this quarter, record shipments, record revenue, the highest share position we’ve had at 18.2 percent overall. The highest share position we’ve had in commercial PCs at 22.8 percent. There’s a lot of momentum behind that.

You know, with our model when we’re selling commercial PCs there’s a lot of drag around that with financing software and peripherals and our services attach, attach, attach, which is uniquely something that we do I think over our competition. So, I like that backdrop. I see the industry continuing to operate roughly where it’s been. So, let’s call it a flat industry.

It’s going to consolidate and we’re going to continue to grow in that marketplace and out-perform. We were the fastest growing of the top three in Q1 and in Q2. I think we can continue to drive that momentum. And I think we still have a bit of a tailwind of Windows 10 for the next year-and-a-half.

It’s hard for me to tell you exactly where we are in terms of Windows 10 conversion, but I suspect our data suggests we’re about halfway through with halfway to go, which is six quarters. And that’s about right.

Tom Sweet	Jeff, I also think that you’ve done — if you just think about it, and you talked about it in your talking points around the capabilities you’ve added to some of the end user devices, the coordination with VMware and the integration with VMware like Workspace ONE and the differentiation you’re driving I think are all positive indicators of the better together story as we go to market in a more cohesive fashion with some differentiated solutions.

Jeff Clarke	It is. It’s under the mantra of how do we modernize the PC experience and our recent announcement with Workspace ONE, being able to do deployment of product, configuration of product in a very modern way with our collaboration VMware is very healthy. We extended that with PCS’s service and building the offerings that we have there.

I’m optimistic, Shannon, that we can continue to grow this business, continue to be a consolidator. We’d also tell you not all share is equivalent. You know where we focus our business. We’re biased towards the commercial PC side. We love the gaming sector. We love the high-end consumer sector. Those are important to us.

Shannon Cross	Thank you.

Operator	Our next question comes from the line of David Eller with Wells Fargo. Please go ahead.

David Eller	Good morning, thank you for taking the questions. Sticking with the CSG segment for a minute, you mentioned that your long-term operating margin targets have not changed. Could you just refresh us on your views on what those operating margins might be and then also kind of touching on the gaming market that you mentioned, any views on the gaming cycle of seasonality, whether there’s been any pull forwards feeling from the holiday quarter?

Tom Sweet	Hey, David, it’s Tom. Let me take the first part of that then I’ll have Jeff maybe address the gaming comment or question that you had.

So, from a long-term framework of how we think about the financial framework, I think what we’ve been saying is that we want to run the CSG business roughly in an operating margin percentage somewhere between 4.8 to 5.2. Obviously if you look at the results for this quarter we’re below that. We’ve been above it, on it or above it in the prior quarters.

As we mentioned in the talking points we did see some currency dynamics, particularly in Brazil, China, in the third, or in the second quarter, excuse me, that we priced through — we took pricing action, but couldn’t catch it fast enough. But it doesn’t change our point of view on ultimately where we’re going to run this business and how we think about the business. So that’s how we’re framed and we’ll continue to drive the business forward and make sure we take the appropriate actions to get — to bring us back into alignment, where we want to be.

And then, Jeff, on the gaming maybe you want to.

Jeff Clarke	Sure, I was just going to add, we will continue to make pricing changes through the first part of fiscal Q3 to catch up to those currency changes that continue to move on us. So, we’re responding quite well, but those last changes just make it difficult to catch within period.

Switching to gaming as the leader in the sector, I haven’t seen a pull ahead. Our business is performing quite well. We’re out-performing the overall segment, great adoption of our Alienware platform and our Inspiron gaming platforms. We we’re going to refresh those platforms and see strong demand globally for gaming.

David Eller	Great, and then for my follow up question I wondered if you could talk about the potential effect from the next round of tariffs that’s currently being contemplated, how much of that you think you could either pass through or other ways you can mitigate the impact. How much of that is baked into your current operating income guidance for the year.

Jeff Clarke	I can answer the last part first and then I’ll go the real crux of the question. Look, we’ve had a sense of where the tariffs are going to be. Our financial plan contemplates that. There’s no change in our guidance. It understands what we’re going to be able to do and what we’re expecting with tariffs.

Tom, I think that’s spot on.

Tom Sweet	That’s right. I mean the guidance we provided or just updated to includes our best view at this point in time of the impact of tariffs. Now if we get another list and it has other impacts then we’ll have to work our way through that.

Jeff Clarke	Correct.

So back to the original question of tariffs, clearly, we’re in the camp of pro free trade. That’s important to us. That said, we’ve successfully mitigated the first two lists, our supply chain has been unbelievably resilient. And as we have gone through the third list that resiliency of our supply chain that’s global in nature gives us tremendous flexibility.

We do a lot of work planning around business continuity and role-playing different scenarios that would have us change where we build our products. And that planning is serving us quite well now. We’ve repositioned material. We’ve repositioned products. And we’re taking advantage of our North America footprint.

That’s what we need to do. That’s what the third list is requiring us to migrate to. So, the North America capacity and capability we have today we’ve made decisions a little while ago to make sure that we are timely implementation of when we think the list will go into effect. And we see minimal impact to our business. That said there are some costs that we won’t be able to mitigate and we’ll see some change in pricing for some classes of products over time.

David Eller	Thank you for taking the questions.

Jeff Clarke	Sure.

Tyler Johnson	Hey, Jeff, I would add one thing on that. As we look at that and as we plan our way through that, I would expect that we perhaps could see some growth in inventory as a result of that, as we reposition product and parts. So, I think we’ll have to see whether that’s a temporal impact, but we are thinking about that relative to our working capital dynamics.

Jeff Clarke	Right, so one thing that we can do dynamically to reposition material and product is inventory to allow us to make the changes of source of manufacturing — where the source of manufacturing originates.

Tyler Johnson	This is Tyler. Just to interject, I mean from a cash perspective, though, whatever inventory we would need or decide to pull forward, it’s totally manageable. So, it’s not going to impact our cash materially.

David Eller	Great, thanks.

Operator	Our next question comes from the line of Katy Huberty with Morgan Stanley.

Please go ahead.

Katy Huberty	Thank you. Good morning. Appreciate the question.

Is there any way for you to break out ISG revenue growth between more traditional data center upgrades and modernization versus real net-new infrastructure investment in applications like AI, machine-learning and edge compute?

I ask this because certainly the latter feels like it’s sustainable for many years versus the former may prove more cyclical in nature. And then I have a follow-up.

Tom Sweet	Hey, Katy. It’s Tom.

It’s a great question but our level of visibility in terms of where the infrastructure is going varies depending upon selling motion and channel. So, we don’t have good data on that other than the relative trends that we see as we talk with our customers around their investment in whether it’s modernizing their classic data center or modernizing for AI, ML, big data analytic type capabilities. So, I don’t have data that I’d feel comfortable sharing just given I would guess the softness of the trends.

But I will tell you that there’s clearly, as Jeff highlighted, interest in customer demand for the type of capabilities and solutions we’re driving given the business model evolutions that are happening with our customers. And so, we do feel bullish in the long-run about the spend environment, and we would look to the IDC data as reinforcement of that.

But for real detailed trends on what percentage of the revenue is going into specific applications or workloads, Jeff, we don’t have that data.

Jeff Clarke	No, but there are encouraging trends. We see the average CPU, the average memory, the average SSD that we put in a server is greater today than it was a year ago, which for us tells that we’re selling deeper into the data center and up the workload stack and workloads like artificial intelligence and machine-learning are driving richer servers.

So, I know that’s a loose correlation, but in our view, when we see the ASP increase that we’ve seen and the types of customers that are deploying this, buying these servers, it’s certainly an indictor to us that we’re selling deeper into the data center and into these new richer workloads.

Katy Huberty	Okay, that makes sense.

Robert Williams	And, Katy, this is Rob. I would say that while we probably won’t get exactly to your question, we will dive into that a little bit more at the analyst meeting on the 18th, specifically around data growth, workload growth, how that translates into IT spending growth.

Jeff Clarke	Clearly the dynamic of edge computing and sort of the decentralization is driving more compute and more storage need on the edge of the network which bodes quite well for us and what’s happening in the industry in those usage models that will take advantage of that.

Katy Huberty	Okay, perfect. And then as a follow-up, is there anything that we should read into the fact that the fiscal 19 revenue guidance increase largely just flows through the Q2 beat and not necessarily a lot of upside over the next couple of quarters, are tougher comps, currency some of those factors playing into that, or is there just some conservatism as you look into the remainder of the year?

Tom Sweet	Hey, Katy, it’s Tom.

Look, I think we feel reasonably comfortable about the velocity in the business right now. Obviously, there are tougher comps as I called out in the back half of the year as we saw where the acceleration really started in the third quarter of fiscal 18.

Look, I think we feel good about the state of the business. We don’t want to get ahead of ourselves in terms of the business velocity and it’s still a very competitive and dynamic market, but I think overall, we feel pretty comfortable about it.

So, I would just tell you that we’ll see how the business progresses as we go through the third quarter and into the fourth quarter, but on an annual basis when you look at just the overall growth of a company of this size, I think it’s a pretty good number. And so, we’ll continue to drive it forward and we’ll see how it progresses.

Katy Huberty	Thank you.

Operator	Our next question comes from the line of Jeff Harlib with Barclays.

Please go ahead.

Jeff Harlib	Hi, good morning.

Jeff, can you go into a little bit more detail in storage just in terms of the recent bookings trends, what you’re seeing in the midmarket? I know that was an area you wanted to improve share. And where you are with your product line, are you still introducing new products that you think will drive share gains or is it where it needs to be?

Jeff Clarke	Look, we’re continuing to refresh and get the product line increasingly more competitive, whether it’s the recent SCN Unity announcements that we’ve made that increase performance capacity, it’s replication capabilities, we think that’s important. The Power Max that we introduced in May, the Power Max 2000 that we’ve recently introduced bringing MVME to price bands 7 and 8 are very important steps for us to have the most competitive portfolio in the marketplace.

What we’re doing in HCI and the new announcements we’ve made there, taking cloud capabilities and doing cloud data migration, cloud if you will management of our arrays, doing additions of our arrays in the cloud, those are all important attributes of what our customers are asking for and increasing the competitiveness of our portfolio.

It’s a journey. It’s a journey that we’ve accelerated and I’m pleased with the progress we’ve made to date. There’s more to do. I’ve been very clear in these calls that we still have more midrange products than we’d like long-term. It takes a while to develop a new midrange product, and which we are focused on and committed to have next year. And in the interim we’re going to fight with the portfolio we have and increasingly make it more and more competitive, which is what we’re doing.

So, I like the steps there. I like the steps that we’ve made to simplify it. Behind the curtain sort of speak, there are more developers today working on new technologies and innovating as one single team than we had a year ago, something I think I’ve mentioned several times on these calls about the benefits of simplification and focus is getting the very best storage engineers in the industry all focused working together driving differentiation and innovation in future products. We’re going to continue to do that.

As I mentioned moments ago I think with Shannon, we’ll make another introduction of a new product next week. We’re going to continue to do this. We are going to be competitive in the primary storage space.

The same is true in data protection. We recently introduced the DP4400, our integrated data protection appliance. We just continue to improve the hyperconverged offering with the new VX Rel (ph) that we just launched.

So, I guess that’s my long-winded way, we’re committed to innovation, committed to building the best products. I think we have the engine now working in a way that’s going to do that at a very accelerated rate, and I’m very encouraged.

Tom Sweet	Hey, Jeff, from my side, even as Jeff drives the product innovation and the simplification, we are continuing to invest in selling capacity as well. So, one of the areas as we’ve diagnosed the business challenges 18 months ago was, we didn’t have enough coverage.

And so even as Jeff has cleaned up and is driving a product simplification, innovation story, we are still looking at coverage models. We’ve improved them in the commercial selling organization tremendously. We’re midrange through an investment cycle in the enterprise selling organization in terms of storage coverage, and we’re going to continue to add to that as we get to what we believe are the right coverage ratios to ensure that we’re telling our story as effectively as we can and getting in front of their customers in a way that’s appropriate.

We’re also making investments in our channel go to market storage programs to ensure that with our valued channel partners that we’re reaching the customer base that we want to reach.

So, it’s sort of a multipronged effort, product, coverage, marketing positioning, compensation programs all designed to drive the storage framework forward.

Tyler Johnson	And were encouraged by the first half, if memory serves me right, we grew 10 percent in storage in Q1, 13 percent this quarter. We took share in Q1. I expect when the data comes out this afternoon that we’ll have taken share in Q2. To me those are encouraging signs that we’re, again Tom said it, we’re investing in capacity, improving the competitiveness of the portfolio, have some products like the Power Max that is unquestioned the leader in the marketplace. And the indictors are good. We’re pleased but not satisfied.

Jeff Harlib	Great. And just my follow-up. Tom, just on the margin outlook, and I know you provided the guidance, when we look at sort of the puts and takes, you talked before about commodity costs potentially being modestly deflationary this year. How do you see that now with the environment with NAND and DRAM? And what are some of the other dynamics clearly you’re investing in the channel and other areas, but I know that 4Q is a very strong quarter typically, and you get a lot of operating leverage here. So just wondering with the solid revenue growth in ISG what kind of leverage there might be?

Tom Sweet	Hey, look, Jeff, I mean I think if we step back and think about the guidance we gave you relative to say the first half performance of last year, I think it denotes a couple of things. One is that we do see a bit tougher comparison of back half. So obviously the revenue trajectory on a year over year growth basis back half to back half is a little bit lighter than what you saw in the first half.

But I think where we are with the visibility that we have right now, we are going to layer in some investments in the back half of the year in selling as we’ve talked about and as some of the product capabilities, so there is a bit of increased cost coming in.

Offsetting that, I do think that commodity costs are going to be flat, slightly deflationary as we look at the back half of the year, particularly with DRAM has started to come back a little bit for us. So, we’re working through that dynamic as well. And that’s not going to be the headwind that we had a year ago.

So Q4 historically has been a strong quarter. We’ll have to see how it plays out this year, but I think we’re reasonably optimistic about how the year is setting up. I don’t want to declare victory. There are still a lot of things that we’ve got to go do and execute to, but I think the overall framework we gave you is one that denotes growth, denotes that well profitability may slow in the back half relative to the first half. We’re going to grow operating margin dollars year over year even while we’re investing for the long-term.

So that’s the frame that we’re running, and I feel pretty good about where we are at this point in time.

Jeff Harlib	Great. Thanks very much.

Operator	Our final question will come from the line of Wamsi Mohan with Bank of America Merrill Lynch.

Please go ahead.

Wamsi Mohan	Yes. Thank you. Thanks for taking my question.

In ISG can you give us some color about the 34 percent revenue growth you saw in terms of units in ASP, how much of that ASP do you think is sustainable for the richer mixed configurations that you noted versus passthrough on commodity pricing like DRAM and NAND? And I have a follow-up.

Jeff Clarke	Well, I think the first thing that is sustainable is the workloads that we’re servicing now where we’re being placed in the data center is driving a richer configuration regardless of the cost of the individual part. So, the average SSD, the average amount of memory that we put in the server, specific CPU that we put in the server today is either higher preforming or more capacity depending on which one of those technologies that I’m talking about, period. That bodes well as a, I think, marker for us being able to hold our business in this area.

Do I think we’re going to continue to see the ASP expansion that we’ve seen over the past handful of quarters? No, because as you know there’s some of that that’s driven by the commodity increase.

But what is sustainable is selling deeper into the data center, taking on bigger workloads with our server portfolio, and ultimately driving a more richer config product in the marketplace. So, I’m pretty bullish on our ability to continue to do that.

Wamsi Mohan	That’s helpful. And on the storage side, you guys clearly took a lot of share in the first quarter. You noted taking share here in the second quarter. Can you frame that also in the context of All Flash portfolio, how that’s doing and how that’s growing? And on the HCI clearly you have a lot of momentum behind you, and you noted sort of some milestones and vXRail. There are some other leading players that have an OEM relationship with you, any change in emphasis that has happened or you expect here in the near-term? Thank you.

Jeff Clarke	That was three, let’s see if I remember them.

When I look at what we’ve been able to do on All Flash, which I think was the specific question, we certainly aren’t giving out what our performance is. We’ll see how the market reports this afternoon, but we certainly grew All Flash. We are the All Flash leader. I think that will continue to be the case when this afternoon’s numbers are posted. So, I’m encouraged by what we’re doing there. And it’s an important category and you’ll continue to see us invest.

The Power Max 2000 allows us to continue to drive demand in All Flash, particularly in those two price bands that we hadn’t been covering before with the Power Max. So, I think that’s a good sign.

We did see in the quarter, I think we did note, a good performance on the high end, good performance in the unstructured category, and our storage business and certainly the data protection business. So, I’m encouraged by our performance there.

The next question was around, help me team, our HCI performance was triple digits with our vXRail an vXRack. We continue to see that as a great business and customers certainly as one form of modernization is picking a type of product and we are the leader in this market segment, and we’ll continue I believe when the numbers on that segment.

We have not changed the relationship with our other OEM HCI providers. It continues to be a solution that customers ask for and we’ll fulfill that demand. We’re clearly leading with our Dell EMC and vXRail product.

Wamsi Mohan	Thank you.

Robert Williams	Okay, great.

Thanks everyone for joining us. We look forward to ongoing engagement with both the buy side and the sell side at our analyst meeting on the 18th. And as I mentioned earlier on the call, as we embark on our roadshow the week of the 24th and October the 1st. So, thanks for joining us.

END

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